Mail Stop 3-09

							October 14, 2004


Marilyn U. MacNiven-Young, Esq.
Executive Vice President and General Counsel
InSight Health Services Holdings Corp.
26250 Enterprise Court, Suite 100
Lake Forest, California 92630

Re:	InSight Health Services Holdings Corp.
	Annual Report on Form 10-K for the Year Ended 6/30/04
	File Number 333-75984-12

Dear Ms. MacNiven-Young:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K

1. Please address the following comments by amending your Form 10-K for the fiscal year ended 6/30/04.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

2. We noted your response to our comment 55 and we reissue our comment in part. Please expand your disclosure in Management`s
Discussion and Analysis to include the following:

* State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.
* Disclose in comparative tabular format, your accounts receivable payor mix concentrations.
* Discuss the steps you take in determining the adequacy of your reserves (i.e. allowance look back analysis, cash-to-charge ratios, etc.)

3. We noted your response to our comment 67 and we reissue our comment in part. Please specifically state in your disclosure if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate. This information is not clear in your current disclosure.

4. We note that you present Adjusted EBITDA. It is unclear that your disclosure complies with Item 10 of Regulation S-K. In this regard, please address the following:

* Include a presentation of the most directly comparable financial measure or measures. It appears that cash flow from operations, investing and financing activities should be disclosed.
* Reconcile Adjusted EBITDA to Cash Flows from Operations instead of net income as it is not appropriate to reconcile a liquidity measure to net income.
* Clarify why you do not believe that the adjustment of "Acquisition related compensation charge" represents a recurring charge that would be prohibited under Item 10. Also, tell us if this adjustment is specifically discussed in your debt covenants.
* It appears that the presentation of Adjusted EBITDA within results of operations is not appropriate. Furthermore, the discussion of Adjusted EBITDA should not replace a discussion of net income.

Certain Relationships and Related Transactions, page 78

5. We note your response to comment 75. Although you filed the agreements addressed by that comment as exhibits 10.18, 10.19, and
10.21 to your 2004 Form 10-K, we note you have now entered into resignation agreements with Steven T. Plochocki and Michael S. Madler. Please file these agreements as exhibits with your amendment.

Financial Statements

Note 3. Summary of Significant Accounting Policies

b. Consolidated Financial Statements

6. We noted your response to our comment 107 and we reissue our comment. Please provide us with the accounting literature you are relying on to consolidate your 50% controlled partnership to support your accounting treatment. Tell us what consideration was given to SOP 78-9, EITF 97-2, FIN 46, and any other literature you deem applicable. Clarify if your wholly owned subsidiary is the sole general partner of the 50% owned partnership and discuss any rights that the other partners have regarding the partnership and why those rights do not preclude consolidation.

d. Revenue Recognition

7. Refer to your response to comment 108. Please clarify in the note why it is appropriate to record your revenue net of payments due to radiologists, specifically stating that you are not the primary obligor.

m. New Pronouncements

8. Please clarify if you have any entities that qualify as a variable interest entity and disclose your accounting treatment for those entities. The statement under (3) that you did not enter into any SPE, joint venture or partnership agreements subsequent to January 3,1 2003 that would have a material impact is not clear.

*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sasha Parikh at (202) 942-1962 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219 or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Stephen C. Koval, Esq.
	Kaye Scholer LLP
	425 Park Avenue
	New York, New York 10022
Marilyn U. MacNiven-Young, Esq.
InSight Health Services Holdings Corp.
October 14, 2004
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